January 10, 2001

Attention: Elizabeth Trumbull
Pitney Bowes Inc.
37 Executive Drive
Danbury; CT 06810-4148

RE: British Post Office ("The Post Office") Electronic Bill Presentment and
    Payment ("EBPP") System (the "Opportunity")

Dear Mrs. Trumbull:

    Alysis Technologies, Inc. ("Alysis") and The Post Office ("Client") have entered into an agreement dated December 12, 2000 (the "Definitive Agreement") related to the delivery of an EBPP system (the "System") to Client. Alysis and Client are negotiating an order for the services related to the delivery of the System (the "Call Off Order"). As of this writing, Alysis does not have the order for such services. This letter documents prior discussions between our companies regarding the Opportunity. It also outlines a basis for our moving forward as it relates to the Opportunity.

    As has been discussed, upon receipt of the contemplated Order, it is Alysis' intent to subcontract a portion of the services for the System delivery to docSense, a division of Pitney Bowes Inc. ("Pitney") and to enter into a definitive written agreement in connection therewith (the "Subcontract"). Such services may include Program Management, Senior Systems Engineering, Systems Engineering, Development, Quality Assurance/Testing, and other services that may be required to implement the System

    While Alysis and Client negotiate the Call Off Order and while Alysis and Pitney negotiate the Subcontract, Pitney agrees to provide certain program management and engineering services to Alysis. In exchange, Alysis hereby agrees to reimburse Pitney for such services at rates set forth in Attachment A to this letter. Pitney agrees that it will provide its services directly to Ed Mangiaratti and that said services shall not exceed $85,000.00 without Alysis' prior written consent. Pitney agrees to report the engineering and other services provided and costs incurred to Alysis on a weekly basis. Pitney further agrees that (a) it shall be responsible for all sales efforts made by Pitney in relation to the Opportunity, and (b) Alysis shall have no obligation to reimburse Pitney for such services.

    Pitney will invoice Alysis on a monthly basis. Alysis will pay Pitney for work performed relating to the Opportunity since October 25, 2000 (the "Commencement Date") and under this letter (collectively, the "Work") on a going-forward basis on the later of (a) thirty (30) days following receipt of an invoice or (b) seven (7) working days following receipt of payment by Client.

    Although Alysis and Pitney agree that they shall negotiate, in good faith, a Subcontract in tandem with Alysis' negotiation of the Call Off Order, Pitney acknowledges and agrees that a condition precedent to Alysis entering into a Subcontract is execution of the Call Off Order for the services to deliver a System by Alysis and Client. Alysis and Pitney hereby agree that in the event that they are unable to execute a mutually agreeable Subcontract by February 28th 2001 (or such earlier or later date as they may mutually agree or on such date that either party shall notify the other that negotiations of a Subcontract are at an impasse and that it reasonably believes that such impasse cannot be broken), either party hereto may terminate this letter agreement upon fifteen (15) days written notice to the other.

    Alysis acknowledges that it has agreed to include in the Subcontract a partner fee for Pitney calculated at ten percent (10%) of the initial WorkOut license fee paid to Alysis under Call Off Order Number Two issued pursuant to the Definitive Agreement. Alysis acknowledges that in the event the parties do not enter into a Subcontract, this partner Lee will still be owed to Pitney. This amount will not be due and payable until Alysis has received payment from Client.

Pitney Bowes Inc.
January 10, 2001
Page 2

    The parties acknowledge and agree that each party shall retain all rights, tide and interest in and to any trademarks, patents, copyrights, software, source code, documentation, writings, reports, and interfaces (the "Material[s]") owned by each party or developed by such parry prior to the Commencement Date or subsequent to the Commencement Date but outside the scope of the Work.

    Pitney agrees that all Materials prepared along with any and all ideas, inventions, discoveries, and improvements whether or not patentable, relating to the Opportunity which are first reduced to a tangible medium of expression by Pitney's employees and/or subcontractors (individually or collectively "Employee[s]") in the performance of the Work (individually and collectively referred to as the "New Material") shall be and remain the sole property of Alysis. and Pitney and its Employees shall deliver all such New Material to Alysis upon its request. Pitney specifically agrees that all copyrightable New Material generated or developed, as part of the Work, shall be considered works made for hire and that such New Material shall, upon creation, be owned exclusively by Alysis. To the extent that any such New Material, under applicable law, may not be considered works made for hire, Pitney hereby assigns or shall cause its Employees to assign to Alysis the ownership of copyrights or patents in such New Materials, without the necessity of any further consideration, and Alysis shall be entitled to obtain and hold in its own name all copyrights or patents in respect of such New Material. Pitney further agrees during or subsequent to the period of this agreement to cooperate or cause its Employees to cooperate with Alysis with respect to the procurement of any copyrights or patents.

    Alysis agrees that should the Work provided hereunder result in New Material related to:

     (i) Payment Only Methodology

     (ii) Payment File Processing

    (iii) Advertising Site

     (iv) Short Message Service Integration

     (v) Debit Card/Credit Card Methodology, Design, Implementation, Payment Handler

     (vi) Test for expiration date on credit cards

    (vii) Failed Payment Processing

   (viii) SAP file

     (ix) Payment Authority Level for SMEs

    Then, subject to the following conditions and limitations, Alysis will grant Pitney a fully-paid, perpetual, non-exclusive, nontransferable right and license to use said New Material solely in connection with Pitney's end-user WorkOut license and then for the sole purpose of providing hosting services and not for use to compete with or disadvantage Alysis. Pitney may also sell said New Material under its current WorkOut software distribution agreement, dated
May 11th 1999, with Alysis at the current discount off list price. Alysis will provide the applicable list price to Pitney. Pitney specifically acknowledges and agrees that should grant of such a license require Alysis to pay Client any sums pursuant to the terms of the Definitive Agreement, then Pitney shall elect to either (i) reimburse Alysis an amount equal to the sum paid to Client or
(ii) reject the license and not use the New Material. Further, Pitney specifically acknowledges and agrees that should grant of such a license cause Alysis to violate the terms of Definitive Agreement or any Call Off Order, Alysis shall not be required to grant said license to Pitney, in which case, Pitney may elect to cease performance under this letter of intent.

    Each party agrees that it shall (i) not disclose the other party's Confidential Information (as defined below) to any third party (other than as provided for in this paragraph), (ii) use the other party's Confidential Information only to the extent necessary to perform under this letter agreement,
(iii) disclose the other party's Confidential Information only to those of its employees, agents, officers,

Pitney Bowes Inc.
January 10, 2001
Page 3

representatives and contractors that have a need to know such information and
(iv) protect all Confidential Information of the other party from unauthorized use, access or disclosure in the same manner as it protects its own Confidential Information of a similar nature, but in no event less than reasonable care.

    "Confidential Information" shall mean any information disclosed in any form including, but not by way of limitation, written, oral and magnetic media by Alysis relating to or concerning a party's business and operations or a party's customers' business and operations including, but not limited to trade secrets, formulas, methods, techniques, compositions, research data, know-how, processes, designs, drawings, specifications and combinations thereof, computer programs, software source or object codes, firmware, systems, products, projects, price lists and other financial information, and personnel and customer listings.

    If the foregoing correctly sets forth Pitney's intent, and if Pitney desires to agree to and be bound by the agreements and to the provisions applicable to the Work, such intent and agreement shall be evidenced by execution of this letter, by an authorized representative, at the place indicated below, and by its delivery of such original to Alysis.

Very truly yours,

/s/ DAVID R. BANKHEAD
David R. Bankhead
Vice President and Chief Financial Officer

msr

Agreed to:

Pitney Bowes Inc., docSense
By: /s/ KARL H. SCHUMACHER
-------------------------------------------
Name: Karl H. Schumacher
Title: Vice President

                                  ATTACHMENT A
                              CATALOG LABOR RATES

LABOUR CATEGORY                                  DAILY RATE   WEEKLY RATE
---------------                                  ----------   -----------
Program Manager................................    $1,800        $9,000
Project Manager................................    $1,650        $8,250
Senior Engineer................................    $1,500        $7,500
Engineer.......................................    $1,200        $6,000
Tech Writer....................................    $1,200        $6,000